Filed by Arvin Industries, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934

                                         Subject Company: Arvin Industries, Inc.
                                                   Commission File No. 001-00302



The following press release was issued jointly by Arvin Industries, Inc. and Meritor Automotive, Inc. on Thursday, June 8, 2000:



                                            CONTACTS:   MEDIA INQUIRIES
                                                        Christine Zwicke
                                                        248/435-7774
                                                        zwickeca@meritorauto.com

                                                        John Brown
                                                        812/379-3389
                                                        john_brown@arvin.com


                                                        INVESTOR INQUIRIES
                                                        Paul Ryder
                                                        248/435-4702
                                                        ryderpr@meritorauto.com

                                                        Beth Gurnack
                                                        812/379-3206
                                                        beth_gurnack@arvin.com


        MERITOR AND ARVIN SET DATE FOR SPECIAL MEETINGS TO APPROVE MERGER

    TROY, MICH., and COLUMBUS, IND. (June 8, 2000) - Meritor Automotive, Inc. (NYSE:MRA) and Arvin Industries, Inc. (NYSE:ARV), announced that they will hold special meetings of their respective stockholders on July 6, 2000, to gain approval of their proposed merger, which was first announced on April 6, 2000.

    Pursuant to the terms of the merger agreement, Meritor and Arvin will be combined to form a new company, ArvinMeritor, Inc., to be headquartered in Troy, Mich., and incorporated in the State of Indiana, with combined annual revenue of $7.5 billion.

    The special meeting of Meritor stockholders will be held at Meritor's corporate headquarters in Troy, Mich., on July 6, 2000 beginning at 10 a.m., local time, and the special meeting of Arvin stockholders will be held at Arvin's corporate headquarters in Columbus, Ind., on July 6, 2000, beginning at 9 a.m., local time. Meritor and Arvin each has set May 31, 2000, as the record date for determining stockholders of Meritor and Arvin entitled to attend and vote at their respective special meetings.





                                     (more)

    In addition, Meritor and Arvin announced that ArvinMeritor's Registration Statement filed with the Securities and Exchange Commission in connection with the merger has been declared effective by the Commission, and that Meritor and Arvin are mailing a joint proxy statement-prospectus to their respective stockholders.

    In addition to stockholder approval, the merger is subject to receipt of customary regulatory approvals. Meritor and Arvin have received notice from the Federal Trade Commission of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, with respect to their proposed merger. Meritor and Arvin also have received notice of approval of the merger by the European Commission. Under the terms of the merger agreement, Arvin stockholders will receive one share of ArvinMeritor common stock plus $2.00 of cash, at the time of the exchange, for each share of Arvin common stock, while Meritor stockholders will receive 0.75 shares of ArvinMeritor common stock for each share of Meritor common stock. After the merger, Meritor stockholders will own approximately 65.8 percent and Arvin stockholders will own approximately 34.2 percent of ArvinMeritor's shares.

    Meritor, with 1999 sales of $4.5 billion, is a global supplier of a broad range of systems and components for commercial, specialty and light vehicle OEMs and the aftermarket. Meritor consists of two businesses: Heavy Vehicle Systems, a leading supplier of complete drivetrain systems and components for medium- and heavy-duty trucks, trailers and off-highway equipment and specialty vehicles, including military, bus and coach, and fire and rescue; and Light Vehicle Systems, a major supplier of roof, door, access control and suspension systems, and wheel products for passenger cars, light trucks and sport utility vehicles. Meritor World Wide Web Site Address: www.meritorauto.com

    Arvin Industries, Inc., with 1999 sales of $3.1 billion, is a global manufacturer of automotive components with more than 60 manufacturing facilities and six technical centers located in 22 countries. Arvin is a leading manufacturer of automotive exhaust systems; ride control products; air, oil and fuel filters; and gas-charged lift supports. Its




                                     (more)
products are sold under various trademarks including Arvin, Maremont, Timax, ANSA and ROSI exhaust systems; Gabriel and RydeFX shock absorbers; Purolator filters; and StrongArm gas-charged lift supports. Arvin Industries World Wide Web Site Address: www.arvin.com


                                      # # #


    This news release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in Meritor's and Arvin's Securities and Exchange Commission (the "Commission") filings. Such risks and uncertainties also include: materially adverse changes in economic conditions in the markets in which the companies operate; costs related to the merger; substantial delay in the expected closing of the merger; and the risk that Meritor's and Arvin's businesses will not be integrated successfully.

    Meritor and Arvin are mailing a definitive joint proxy statement/prospectus to stockholders of Meritor and Arvin containing information about the merger. The joint proxy statement/prospectus is included in the Registration Statement filed by ArvinMeritor with the Commission. WE URGE INVESTORS AND STOCKHOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain free copies of the definitive joint proxy statement/ prospectus and other documents at the Commission's website at www.sec.gov. In addition, documents filed with the Commission by Meritor will be available free of charge from Meritor (at Meritor's website at www.meritorauto.com) or by contacting Bonnie Wilkinson, Meritor Automotive, Inc., 2135 West Maple Road, Troy, Michigan 48084; telephone (248) 435-0762. Documents filed with the Commission by Arvin will be available free of charge from Arvin (at Arvin's website at www.arvin.com) or by contacting Ronald R. Snyder, Arvin Industries, Inc., One Noblitt Plaza, Columbus, Indiana 47202; telephone (812) 379-3982.

    Meritor, Arvin, and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their shareholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation is set forth in the definitive joint proxy statement/prospectus.